EXHIBIT 2.8

Description of Rights of Each Class of Securities Registered under Section 12 of the Securities Exchange Act of 1934

China Biologic Products Holdings, Inc. (the “Company,” “we,” “us” or “our”) has two classes of securities registered under Section 12(b) of the Securities Exchange Act of 1934: (i) our ordinary shares, par value $0.0001 per share and (2) our preferred share purchase rights, which entitle the holder of each one such right to purchase from us a unit consisting of one-thousandth of a share of the Company’s Series A Participating Preferred Share, par value $0.0001 per share (the “Preferred Share”), at an exercise price of $550.00 per one one-thousandth of a Preferred Share.

Our ordinary shares and preferred share purchase rights are listed on the Nasdaq Global Select Market. This exhibit contains a description of the rights of (i) the holders of our ordinary shares and (ii) the holders of our preferred share purchase rights as set forth in the Company’s memorandum and articles of association and a preferred shares rights agreement dated February 22, 2017, as amended and restated on July 28, 2017 and as further amended on February 20, 2019 (the “Rights Agreement”). While we believe that the following description covers the material terms of such securities, such summary may not contain all of the information that may be important to you and is subject to, and qualified in its entirety by, reference to our memorandum and articles of association and the Rights Agreement, each of which is filed as an exhibit to the Form 20-F of which this Exhibit 2.8 is a part.

Ordinary Shares

General. All of our outstanding ordinary shares are fully paid and non-assessable. Our ordinary shares are issued in registered form, and are issued when entered in our register of members. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors, subject to the Companies Law (2020 Revision) of the Cayman Islands (the “Companies Law”) and our memorandum and articles of association, as amended and restated from time to time. Under Cayman Islands law, dividends may be declared and paid only out of funds legally available therefor, namely out of either profit or share premium account, provided that in no circumstances may the Company pay a dividend if this would result in it being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Each holder of ordinary shares is entitled to one vote on all matters upon which the ordinary shares are entitled to vote on a show of hands or, on a poll, each holder is entitled to have one vote for each share registered in his name on the register of members. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of the board of directors or by any one or more shareholders holding at least one-tenth of the votes attaching to the issued and outstanding ordinary shares in the Company entitled to vote at general meetings, present in person or by proxy.

A quorum required for a general meeting of shareholders consists of one or more shareholders who hold in aggregate at least one-third of the votes attaching to the issued and outstanding ordinary shares in the Company entitled to vote at general meetings, present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. A general meeting may be convened by the board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 25 per cent. in par value of our issued shares that carry the right to vote at general meetings. An extraordinary general meeting may also be called by the Chairman of the board of directors or the President of the Company. Advance notice of at least 10 days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the ordinary shares cast by those shareholders entitled to vote who are present in person or by proxy in a general meeting. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of the Company, as permitted by the Companies Law and our memorandum and articles of association. A special resolution will be required for important matters such as change of name or making changes to the memorandum and articles of association of the Company.

Liquidation. On a winding up of the Company, if the assets available for distribution among its shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus will be distributed among its shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to the Company for unpaid calls or otherwise. If the Company’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by its shareholders in proportion to the par value of the shares held by them.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Ordinary Shares. The Company may issue shares on terms that are subject to redemption, at the Company’s option or at the option of the holders, on such terms and in such manner as may be determined before the issue of such shares, by the board of directors or by a special resolution of the shareholders of the Company. The Company may also repurchase any of its shares, provided that the manner and terms of such purchase have been agreed between the board of directors and the relevant shareholder or are otherwise authorized by its memorandum and articles of association. Under the Companies Law, the redemption or repurchase of any share may be paid out of the Company’s profits or out of the proceeds of a fresh issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if the Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if the Company has commenced liquidation. In addition, the Company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of not less than two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Changes in Capital. The Company may from time to time by ordinary resolution:

•    increase its share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•     consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•     convert all or any of its paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•     sub-divide its existing shares, or any of them into shares of a smaller amount that is fixed by the memorandum and articles of association; and

•     cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

Subject to Companies Law and confirmation by the Grand Court of the Cayman Islands on an application by the Company for an order confirming such reduction, the Company may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by law.

Board’s Power to Issue Shares. Our memorandum and articles of association authorize the board of directors to issue additional ordinary shares from time to time as the board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association authorize the board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•      the designation of the series;

•      the number of shares of the series;

•      the dividend rights, dividend rates, conversion rights, voting rights; and

•      the rights and terms of redemption and liquidation preferences.

The board of directors may issue preferred shares without action by the shareholders to the extent authorized but unissued. In addition, the issuance of preferred shares may be used as an anti-takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover provisions. Our memorandum and articles of association contain provisions that would have an effect of delaying, deferring or preventing a change in control of the Company. These provisions include:

•      the right of our board of directors to issue preferred shares without shareholder approval;

•      division of our board of directors into three classes with staggered terms;

•      rules regarding how shareholders may call shareholder meetings; and

•      requiring special resolution of the shareholders vote to amend certain provisions of the memorandum and articles of association.

Preferred Share Purchase Rights

Each ordinary share includes one right, which we refer to as a Right, that entitles the holder to purchase from us a unit consisting of one-thousandth of a Preferred Share, at an exercise price of $550.00 per one one-thousandth of a Preferred Share, or the Exercise Price, subject to specified adjustments. The Rights were issued pursuant to the Rights Agreement, and Securities Transfer Corporation is the rights agent under the Rights Agreement, or the Rights Agent. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other shareholder rights.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the Rights for a permitted offer, the Rights should not interfere with a merger or other business combination approved by our board of directors.

The Rights are not immediately exercisable and will become exercisable only upon the occurrence of certain events. In particular:

•     if a person or group acquires 15% or more of our ordinary shares (including through derivatives), then the Rights will become exercisable and each Right will entitle its holder (except the acquiring person or group) to purchase, at the Exercise Price, a number of our ordinary shares having a then-current market value of twice the Exercise Price;

•     if after a person or group acquires 15% or more of our ordinary shares, we merge into another company, an acquiring entity merges into us or we sell or transfer more than 50% of our assets, cash flow or earning power, then each Right will entitle its holder (except the acquiring person or group) to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price; or

•     after a person or group acquires 15% or more of our ordinary shares, the board of directors may, at its option, exchange the Rights (except for Rights held by the acquiring person or group), in whole or in part, for ordinary shares at an exchange ratio of one ordinary share per Right (subject to adjustment).

The following is a more detailed summary of the terms of the Rights Agreement.

Distribution and Transfer of Rights; Rights Certificates

The board of directors has declared a dividend of one Right for each outstanding ordinary share. Prior to the Distribution Date referred to below:

•     the Rights will be evidenced by and trade with the certificates for the ordinary shares (or, with respect to any uncertificated ordinary shares registered in book entry form, by notation in book entry), together with a copy of this summary of Rights, and no separate rights certificates will be distributed;

•     new ordinary shares certificates issued after the Record Date will contain a legend incorporating the Rights Agreement by reference (for uncertificated ordinary shares registered in book entry form, this legend will be contained in a notation in book entry); and

•     the surrender for transfer of any certificates for ordinary shares (or the surrender for transfer of any uncertificated ordinary shares registered in book entry form) will also constitute the transfer of the Rights associated with such ordinary shares.

Rights will accompany any new ordinary shares that are issued after the Record Date.

Distribution Date

Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the ordinary shares and become exercisable following (i) the 10th business day (or such later date as may be determined by the board of directors) after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the ordinary shares or (ii) the 10th business day (or such later date as may be determined by the board of directors) after a person or group announces a tender or exchange offer that would result in ownership by a person or group of 15% or more of the ordinary shares. For purposes of the Rights Agreement, beneficial ownership is defined to include the ownership of derivative securities.

“Acquiring Person” means a person or group of affiliated or associated persons who has acquired beneficial ownership of 15% or more of the ordinary shares; provided, however, no person who, at the time of the adoption of the Rights Agreement, beneficially owns 15% or more of the ordinary shares shall be deemed to be an Acquiring Person (i.e. a shareholder’s existing ownership of the ordinary shares will be grandfathered), unless and until such person acquires beneficial ownership of additional 2% or more of the ordinary shares without the pre-approval of the board of directors.

The date on which the Rights separate from the ordinary shares and become exercisable is referred to as the “Distribution Date.”

After the Distribution Date, the Company will mail Rights certificates to the Company’s shareholders as of the close of business on the Distribution Date and the Rights will become transferable apart from the ordinary shares. Thereafter, such Rights certificates alone will represent the Rights.

Preferred Shares Purchasable Upon Exercise of Rights

After the Distribution Date, each Right will entitle the holder to purchase, upon receipt of the Exercise Price by the Company, one one-thousandth of a Preferred Share having economic and other terms similar to that of one ordinary share. This portion of a Preferred Share is intended to give the shareholder approximately the same dividend, voting and liquidation rights as would one ordinary share, and should approximate the value of one ordinary share. A Preferred Share shall not be convertible into an ordinary share.

More specifically, each one one-thousandth of a Preferred Share, if issued, will:

•     not be redeemable;

•     entitle holders to quarterly dividend payments of $0.001 per share, or an amount equal to the dividend paid on one ordinary share, whichever is greater;

•     give all holders of Preferred Shares, voting as a class, the right to elect two directors at a shareholders' meeting or a special meeting of the holders of the Preferred Shares called for such purpose, if at any time dividends on any Preferred Shares shall be in arrears in an amount equal to six quarterly dividends thereon;

•     when purchased or acquired by our company in any manner, be cancelled after the purchase or acquisition thereof, and upon their cancellation become authorized but unissued Preferred Shares and may be reissued as a part of a new series of preference shares to be created by a resolutions of the Board, subject to the articles of association of our company;

•     vote together with holders of ordinary shares as one class on all matters submitted to a vote of the shareholders of our company;

•     entitle holders upon liquidation either to receive $1 per share or an amount equal to the payment made on one ordinary share, whichever is greater;

•     have the same voting power as one ordinary share; and

•     entitle holders to a per share payment equal to the payment made on one ordinary share, if the ordinary shares are exchanged via merger, consolidation or a similar transaction.

Flip-In Trigger

If an Acquiring Person obtains beneficial ownership of 15% or more of the ordinary shares, then each Right will entitle the holder thereof to purchase, for the Exercise Price, a number of ordinary shares (or, in certain circumstances, cash, property or other securities of the Company) having a then-current market value of twice the Exercise Price. However, the Rights are not exercisable following the occurrence of the foregoing event until such time as the Rights are no longer redeemable by the Company, as further described below.

Following the occurrence of an event set forth in preceding paragraph, all Rights that are or, under certain circumstances specified in the Rights Agreement, were beneficially owned by an Acquiring Person or certain of its transferees will be null and void.

Flip-Over Trigger

If, after an Acquiring Person obtains 15% or more of the ordinary shares, (i) the Company merges into another entity, (ii) an acquiring entity merges into the Company or (iii) the Company sells or transfers more than 50% of its assets, cash flow or earning power, then each Right (except for Rights that have previously been voided as set forth above) will entitle the holder thereof to purchase, for the Exercise Price, a number of shares of common stock of the person engaging in the transaction having a then-current market value of twice the Exercise Price.

Exchange Provision

At any time after the date on which an Acquiring Person beneficially owns 15% or more of the ordinary shares, the board of directors may, at its option, exchange the Rights (except for Rights that have previously been voided as set forth above), in whole or in part, for ordinary shares at an exchange ratio of one ordinary share per Right (subject to adjustment). In certain circumstances, the Company may elect to exchange the Rights for cash or other securities of the Company having a value approximately equal to one ordinary share.

Redemption of the Rights

The Rights will be redeemable at the Company’s option for $0.001 per Right (payable in cash, ordinary shares or other consideration deemed appropriate by the board of directors) at any time on or prior to the 10th business day (or such later date as may be determined by the board of directors) after the public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the ordinary shares. Immediately upon the action of the board of directors ordering redemption, the Rights will terminate and the only right of the holders of the Rights will be to receive the $0.001 redemption price. The redemption price will be adjusted if the Company undertakes a share dividend or a share split.

Expiration of the Rights

The Rights expire on the earliest of (i) 5:00 p.m., New York City time, February 22, 2021 or (ii) the redemption or exchange of the Rights as described above.

Amendment of Terms of Rights Agreement and Rights

The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the holders of the Rights on or prior to the Distribution Date. Thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the holders of Rights in order to cure any ambiguities, to shorten or lengthen any time period pursuant to the Rights Agreement or to make changes that do not adversely affect the interests of holders of the Rights.

Voting Rights; Other Shareholder Rights

The Rights will not have any voting rights. Until a Right is exercised, the holder thereof, as such, will have no separate rights as shareholder of the Company.

Anti-Dilution Provisions

The board of directors may adjust the Exercise Price, the number of Preferred Shares issuable and the number of outstanding Rights to prevent dilution that may occur from a share dividend, a share split or a reclassification of the Preferred Shares or ordinary shares.

With certain exceptions, no adjustments to the Exercise Price will be made until the cumulative adjustments amount to at least 1% of the Exercise Price. No fractional Preferred Shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Shares.

Taxes

The distribution of Rights should not be taxable for federal income tax purposes. However, following an event that renders the Rights exercisable or upon redemption of the Rights, shareholders may recognize taxable income.